Suite 604 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

August 28, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Kevin Stertzel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Delta Oil & Gas, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 0-52001

Dear Mr. Stertzel:

In connection with the Company’s response to the Commissions comments in a letter dated July 9, 2009, this correspondence shall acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Delta Oil & Gas, Inc.

By: /s/ Kulwant Sandher
             Kulwant Sandher
             Chief Financial Officer and Director